

Mail Stop 4546

July 27, 2017

Via E-mail
Mr. Stefano Buono
Chief Executive Officer
Advanced Accelerator Applications S.A.
20 rue Diesel
01630 Saint Genis
Pouilly, France

    Re: Advanced Accelerator Applications S.A.
           Form 20-F for Fiscal Year Ended December 31, 2016
           Filed March 29, 2017
           File No. 001-36826

Dear Mr. Buono:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Angela M. Connell

           Angela M. Connell
           Accounting Branch Chief
           Office of Healthcare and Insurance